August 2009 Preliminary Terms No. 160 Registration Statement No. 333-156423 Dated August 6, 2009 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED PRODUCTS
Senior Floating Rate Notes due 2016
U.S. Inflation Index Linked Notes
The amount of interest payable on the notes in (i) Years 1 and 2, will be at a rate of 3.50% per annum and (ii) Years 3 to maturity, will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: A2 (negative outlook) / S&P: A (negative outlook)*
Aggregate principal amount:		$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Issue price:		$1,000 per note
Stated principal amount:		$1,000 per note
Pricing date:		August , 2009
Original issue date:		August 26, 2009
Maturity date:		August 26, 2016
Interest Accrual Date:		August 26, 2009
Principal protection:		100%
Initial interest rate:		Original issue date to but excluding August 26, 2011 (the “initial interest payment period”): 3.50% per annum
Interest:
For each interest payment period other than the initial interest payment period:
(CPIt – CPIt-12) / CPIt-12) + spread; where
CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA;
CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA; and
Reference month = the third calendar month prior to the month of the related interest reset date; and
See “Interest Rate” on page 2 and “Initial Interest Rate” above.

Spread:		2.00%
Minimum interest rate:		0.00%
Interest payment period:		Monthly
Interest payment dates:
The 26th day of each month, beginning September 2009; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:		The 26th day of each month, beginning August 2011, whether or not such day is a business day.
Interest determination dates:		Each interest reset date.
Day-count convention:		Actual/Actual
Reporting Service:		Bloomberg CPURNSA
Redemption percentage at maturity:		100%
Redemption:		N/A
Specified currency:		U.S. dollars
CUSIP:		61745E4U2
ISIN:		US61745E4U25
Book-entry or certificated note:		Book-entry
Business day:		New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.		Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	%	%
Total	$	$	$
(1)  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
* Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.
Prospectus Supplement dated December 23, 2008                     Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

MSPRB1208006

Senior Floating Rate Notes due 2016
U.S. Inflation Index Linked Notes

Investment Overview

Consumer Price Index

The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for the notes being offered for each interest payment period during the term of the notes following the initial interest payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	+	Spread
CPIt-12
where:

CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA;
CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA; and
Spread = 2.00%.

The interest rate for the notes during the initial interest payment period from and including the original issue date to but excluding the initial interest reset date will be 3.50% per annum.  In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including August 26, 2011 to but excluding September 26, 2011, CPIt will be the CPI for May 2011 (the reference month), and CPIt-12 will be the CPI for May 2010 (which is the CPI for the twelfth month prior to the reference month).  The CPI for May 2011 will be reported by the BLS and published on Bloomberg CPURNSA in June 2011, and the CPI for May 2010 will be reported and published in June 2010.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations.”

August 2009	Page 2

Senior Floating Rate Notes due 2016
U.S. Inflation Index Linked Notes

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12 , the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

August 2009	Page 3

Senior Floating Rate Notes due 2016
U.S. Inflation Index Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
In periods of little or no inflation, the interest rate following the initial interest reset date on August 26, 2011 will be equal to the spread, and in periods of deflation the interest rate following the interest reset date will be less than the spread and may be as low as zero. Interest payable on the notes following the initial interest reset date on August 26, 2011 is linked to year over year changes in the level of the CPI determined each month.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread of 2.00% per annum.  If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum.  If the CPI for the same month in successive years declines by the spread or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

▪
The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.  If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes following the initial interest reset date will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

▪
Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes following the initial interest reset date, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

▪
The historical levels of the CPI are not an indication of the future levels of the CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪
Investors are subject to the issuer’s credit risk, and the issuer’s credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on the issuer’s ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore investors are subject to the issuer’s credit risk and to changes in the market’s view of the issuer’s creditworthiness.  Any decline in the issuer’s credit ratings or increase in the credit spreads charged by the market for taking the issuer’s credit risk is likely to adversely affect the market value of the notes.

▪
The notes will not be listed and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because the issuer does not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which the issuer is willing to transact.  If, at any time, Morgan Stanley were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

August 2009	Page 4

Senior Floating Rate Notes due 2016
U.S. Inflation Index Linked Notes

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to June 2009.  Also provided below are the hypothetical interest rates for the period from January 2001 to September 2009 that would have resulted from the historical levels of the CPI presented below and a spread of 2.00%.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month following the initial interest reset date on August 26, 2011.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes.  However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

Historical Levels of CPI

Month	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
January		168.800	175.100	177.100	181.700	185.200	190.700	198.300	202.416	211.080	211.143
February		169.800	175.800	177.800	183.100	186.200	191.800	198.700	203.499	211.693	212.193
March		171.200	176.200	178.800	184.200	187.400	193.300	199.800	205.352	213.528	212.709
April		171.300	176.900	179.800	183.800	188.000	194.600	201.500	206.686	214.823	213.240
May		171.500	177.700	179.800	183.500	189.100	194.400	202.500	207.949	216.632	213.856
June		172.400	178.000	179.900	183.700	189.700	194.500	202.900	208.352	218.815	215.693
July		172.800	177.500	180.100	183.900	189.400	195.400	203.500	208.299	219.964
August		172.800	177.500	180.700	184.600	189.500	196.400	203.900	207.917	219.086
September		173.700	178.300	181.000	185.200	189.900	198.800	202.900	208.490	218.783
October	168.200	174.000	177.700	181.300	185.000	190.900	199.200	201.800	208.936	216.573
November	168.300	174.100	177.400	181.300	184.500	191.000	197.600	201.500	210.177	212.425
December	168.300	174.000	176.700	180.900	184.300	190.300	196.800	201.800	210.036	210.228

Hypothetical Interest Rates Based on Historical CPI Levels

Month	2001	2002	2003	2004	2005	2006	2007	2008	2009
January	5.448%	4.126%	4.026%	4.041%	5.189%	6.348%	3.305%	5.536%	5.655%
February	5.446%	3.895%	4.198%	3.765%	5.523%	5.456%	3.974%	6.306%	3.070%
March	5.387%	3.552%	4.377%	3.879%	5.256%	5.416%	4.541%	6.081%	2.091%
April	5.732%	3.142%	4.597%	3.926%	4.970%	5.985%	4.076%	6.280%	2.030%
May	5.534%	3.138%	4.981%	3.693%	5.008%	5.598%	4.415%	6.027%	2.236%
June	4.921%	3.476%	5.020%	3.737%	5.148%	5.363%	4.779%	5.981%	1.616%
July	5.269%	3.639%	4.225%	4.285%	5.511%	5.546%	4.574%	5.937%	1.263%
August	5.615%	3.182%	4.058%	5.052%	4.803%	6.167%	4.691%	6.176%	0.719%
September	5.248%	3.067%	4.112%	5.266%	4.530%	6.319%	4.687%	7.022%	0.573%
October	4.720%	3.465%	4.110%	4.991%	5.168%	6.145%	4.358%	7.600%
November	4.720%	3.803%	4.158%	4.654%	5.641%	5.819%	3.970%	7.372%
December	4.648%	3.514%	4.320%	4.538%	6.687%	4.062%	4.755%	6.937%

The hypothetical interest rate payable on the notes for the February 2005 interest payment period would have been 5.523% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

CPIt = 191.0, which is equal to the CPI level for November 2004, which as the third calendar month prior to the interest reset date of February 2005, would be the reference month; and

CPIt-12 = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of February 2005

Interest Rate = [(191.0 – 184.5) / 184.5] + 2.00% = 5.523%

August 2009	Page 5

Senior Floating Rate Notes due 2016
U.S. Inflation Index Linked Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on August 26, 2009, which will be the                     scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney  LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG. MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on August 6, 2009, the “comparable yield” would be a rate of 5.3755% per annum, compounded monthly; however, the comparable yield for the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.

The comparable yield and the projected payment schedule for the notes will be provided in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

August 2009	Page 6